TIOMIN RESOURCES INC.

07021236

082-03430

PRESS RELEASE

SUPPL

Tiomin Clarifies Lenders Position for the Kwale Project in Kenya

Toronto, Canada. February 14, 2007. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) wishes to clarify Tiomin's February 9th press release regarding the status of the debt facility. The lenders to the Kwale mineral sands project (the "Project") have not formally withdrawn the US$155 million debt facility for the Project but have clearly indicated that the present economics and significant issues related to the Project prevent Tiomin from borrowing under the debt facility.

Under the present terms and conditions, the lenders are entitled to withdraw the debt facility. The parties have mutually agreed that Tiomin ceases paying future commitment fees related to maintaining the debt facility until the Project plan is updated and significant conditions precedent, including funding of forecast cost overruns, are either satisfied, or a suitable plan to satisfy them is presented. Tiomin anticipates paying additional financing and commitment fees related to future Project reviews and approvals necessary to obtain and utilize the debt facility.

For further information, please contact Tiomin at (416) 350-3779 Jean Charles Potvin, CEO, ext. 227; Robert Jackson, President, ext. 230; or Laurie Gaborit, Investor Relations, ext. 222 (lgaborit@tiomin.com). Visit the Company's website at www.tiomin.com.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of rutile, zircon, ilmenite, estimated future production, estimated costs of future production and the Company's sales policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of rutile, zircon and ilmenite, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.

dlw 2/22

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